082-00627

DENTONIA RESOURCES LTD

TSX-V: DTA
615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net; Email: dentonia@telus.net

December 2, 2008 For Immediate Release

SUPPL

DENTONIA ENTERS INTO LOAN AGREEMENT

Dentonia Resources Ltd. ("Dentonia" or the "Company") wishes to clarify its news release of Novmeber 7, 2008 which reads:

> The Company has entered into a loan agreement with Dr. Stewart Blusson whereby Dr. Blusson will advance the sum of $50,000 to the Company as a first tranche of a possible four-tranche loan of $200,000. The loan will bear interest at 6% per annum, convertible into common shares of the Company at $0.10 per share in the first year and at $0.20 per share in the second year. This loan will be secured by Dentonia's equity interest in DHK Diamonds Inc.

The Company has received an approval letter from the TSX Venture Exchange dated December 1, 2008 accepting the documentation with respect to this Loan Agreement (Convertible Debenture).

Dentonia received $50,000 on November 7, 2008, as a first tranche, pursuant to the terms of the Loan Agreement.

FOR FURTHER INFORMATION CONTACT

Adolf A. Petancic
President
Tel: (604) 682-1141
Fax: (604) 682-1144

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